SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SEMILEDS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0000056 per share

(Title of Class of Securities)

816645 105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816645 105

1.	Names of Reporting Persons Trung T. Doan

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,694,555

	6.	Shared Voting Power 1,571,428 (a)

	7.	Sole Dispositive Power 1,694,555

	8.	Shared Dispositive Power 1,571,428 (a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,265,983

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person IN

(a)   Consists of 1,571,428 shares of the Issuer’s Common Stock owned directly by The Trung Doan 2010 GRAT, of which Mr. Doan is the sole trustee.

CUSIP No. 816645 105

1.	Names of Reporting Persons The Trung Doan 2010 GRAT

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The trust is governed by the laws of the State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,571,428(a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,571,428(a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,428

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person OO

(a)   Consists of 1,571,428 shares of the Issuer’s Common Stock owned directly by The Trung Doan 2010 GRAT, of which Trung T. Doan is the sole trustee.

Item 1(a).	Name of Issuer: SemiLEDs Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3F, No. 11 Ke Jung Rd., Chu-Nan Site Hsinchu Science Park, Chu-Nan 350 Miao-Li County, Taiwan, R.O.C.

Item 2(a).	Name of Person Filing: Trung T. Doan The Trung Doan 2010 GRAT
Item 2(b).	Address of Principal Business Office or, if none, Residence:: 3F, No. 11 Ke Jung Rd., Chu-Nan Site Hsinchu Science Park, Chu-Nan 350 Miao-Li County, Taiwan, R.O.C.
Item 2(c).	Citizenship: Trung T. Doan is a citizen of the United States of America. The Trung Doan 2010 GRAT is a trust formed under the laws of the State of New York.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0000056 per share
Item 2(e).	CUSIP Number: 816645 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:
		Trung T. Doan*		3,265,983
		The Trung Doan 2010 GRAT		1,571,428
	(b)	Percent of class:
		Trung T. Doan*		12.0%
		The Trung Doan 2010 GRAT		5.8%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote:
			Trung T. Doan*	1,694,555
			The Trung Doan 2010 GRAT	0
		(ii)	Shared power to vote or to direct the vote:
			Trung T. Doan*	1,571,428
			The Trung Doan 2010 GRAT	1,571,428
		(iii)	Sole power to dispose or to direct the disposition of:
			Trung T. Doan*	1,694,555
			The Trung Doan 2010 GRAT	0
		(iv)	Shared power to dispose or to direct the disposition of:
			Trung T. Doan*	1,571,428
			The Trung Doan 2010 GRAT	1,571,428

*The shares of Common Stock beneficially owned by Trung T. Doan consist of 1,694,555 shares of the Issuer’s Common Stock owned directly by Mr. Doan and 1,571,428 shares of the Issuer’s Common Stock owned directly by The Trung Doan 2010 GRAT, of which Mr. Doan is the sole trustee.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)

Trung T. Doan

/s/ Trung T. Doan
Trung T. Doan

The Trung Doan 2010 GRAT

By:	/s/ Trung T. Doan
Trung T. Doan, Trustee

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of February 14, 2011, by and among the parties hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the Common Stock, par value $0.0000056 per share, of SemiLEDs Corporation and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2011
(Date)

Trung T. Doan

/s/ Trung T. Doan
Trung T. Doan

The Trung Doan 2010 GRAT

By:	/s/ Trung T. Doan
Trung T. Doan, Trustee